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Washin

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brentwood Capital Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Division Street, Ste. 520
(No. and Street)

Nashville,	Tennessee	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Murphy 615-690-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 150749	Nashville,	Tennessee	37215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kevin Murphy**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brentwood Capital Advisors, LLC**, as of **December 31,** 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

Managing Partner
Title

Notary Public

ANGELA C BARRETT
STATE OF TENNESSEE
NOTARY PUBLIC
SUMNER CO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

Independent Auditor's Report

The Members
Brentwood Capital Advisors, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors, LLC as of December 31, 2009, and the related statement of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentwood Capital Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Price CPAs, PLLC
February 26, 2009

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

CURRENT ASSETS	
Cash	$ 566,481
Accounts receivable, net	15,827
Prepaid expenses	836
	583,144
PROPERTY, PLANT AND EQUIPMENT, net	42,958
OTHER ASSETS	
Note receivable - member	25,000
Other assets	20,798
	45,798
TOTAL ASSETS	$ 671,900

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 49,458
MEMBERS' EQUITY	622,442
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 671,900

See Independent Auditor's Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2009

REVENUE	$ 2,818,867
OPERATING EXPENSES	1,598,561
Operating Income	1,220,306
OTHER INCOME (DEDUCTIONS)	
Other income	35,979
Interest income	7,184
Interest expense	(1,920)
Bonuses	(1,285,000)
401k profit sharing and defined benefit pension plans	(294,919)
Other Deductions	(1,538,676)
NET LOSS	(318,370)
MEMBERS' EQUITY AT BEGINNING OF YEAR	981,015
Contributions from Members	436,000
Distributions to Members	(476,203)
MEMBERS' EQUITY AT END OF YEAR	$ 622,442

See Independent Auditor's Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (318,370)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	19,700
Provision for bad debts	36
(Increase)Decrease in operating assets:	
Accounts receivable	(7,363)
Prepaid expenses	48,909
Increase in other assets:	
Other Assets	(10,000)
Decrease in operating liabilities:	
Accounts payable and accrued expenses	14,312
Total adjustments	65,594
Net cash used by operating activities	(252,776)
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for the purchase of property and equipment	(1,016)
Prepayments for assets not yet placed into service	(10,798)
Net cash used by investing activities	(11,814)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	436,000
Distributions to members	(476,203)
Net cash used by financing activities	(40,203)
NET DECREASE IN CASH	(304,793)
CASH - BEGINNING OF YEAR	871,274
CASH - END OF YEAR	$ 566,481

See Independent Auditor's Report and Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors in addition to providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), which is the governing body for the broker-dealer industry created by the July 2007 merger of NASD and NYSE Regulation.

Basis of presentation

The financial statements are prepared on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line and declining-balance methods. Estimated useful lives range from 5-7 years.

Depreciation expense for the year ended December 31, 2009, totaled $19,700.

Income taxes

The Company is not a taxpaying entity for federal income tax purposes, and, accordingly, no income tax expense or benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' individual income tax returns.

Revenue recognition

Fees related to private placements of senior and subordinate debt, as well as equity securities are recognized upon the date of placement and financial advisory services fees are recognized as services are provided.

Marketing and promotion costs

Marketing and promotion costs are expensed as incurred and amounted to $56,896 in 2009.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- Current Assets and Liabilities: The carrying values of these items approximate their fair values due to the short maturities of these instruments.
- Other Assets: The carrying values of these items reflect cost which management believes approximates fair value.

Date of Management's Review

Subsequent events have been evaluated through February 26, 2010, which is the date the financial statements were issued.

NOTE 2 - CREDIT RISK AND OTHER CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

NOTE 3 – PROPERTY AND EQUIPMENT, net

A summary of property and equipment, net as of December 31, 2009 is as follows:

Office Equipment	$ 63,553
Furniture and fixtures	137,862
	201,415
Accumulated depreciation	(158,457)
	$ 42,958

NOTE 4 - RETIREMENT PLANS

401(k) Profit Sharing Plan
The Company sponsors a 401(k) profit sharing plan for qualified employees. Company contributions are made at management's discretion but cannot exceed the amount deductible for federal income tax purposes.

Defined Benefit Plan
The Company maintains a cash balance pension plan for eligible employees. A cash balance pension plan operates as a defined benefit pension plan. Contributions from the Company are calculated annually at amounts deemed necessary by actuarial study to fund the Plan in accordance with the applicable minimum funding standards. Notwithstanding the foregoing, the Employer reserves the right to terminate this Plan at any time. As of December 31, 2009 there are nine participants in the plan. Contributions are based on the amount required to fund a projected annual benefit at the employees retirement date. Non-owner participants in the plan are credited with an amount equal to 1.5% of their compensation for the plan year. The owner participants reimburse the company for the amount of contribution required to fund their projected benefit. As of December 31, 2009 the estimated actuarial value of Plan assets is equal to 82.8% of the Plan's actuarial estimated present value of accrued benefits.

NOTE 5 - LEASE COMMITMENTS

The Company has lease agreements for office space and office equipment under an operating lease. Rent expense under these leases amounted to $147,589 in 2009. A summary of future minimum payments under these leases as of December 31, 2009 is as follows:

Year	Amount
2009	$ 144,931
2010	145,788
2012	72,357
	$ 363,076

NOTE 6 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. At December 31, 2009, the Company had net capital of $517,023, which was $512,023 in excess of its required net capital of $5,000.

NOTE 7 – RELATED PARTIES

The Company is related to several other entities through common ownership. The following entities are related parties:

Entity	Description
Brentwood Capital Partners, L.P. (BCP)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Equity Management, LLC (BEM)	General partner of BCP – responsible for all investment and management decisions of BCP, for which it receives annual management fees equal to 2% of BCP's committed capital, due in quarterly installments. In turn, BEM remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.
Brentwood Equity Partners (BEP)	Special limited partner of BCP. BEP receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP is wholly controlled by BEM.
PEP-PGI, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-PGI, L.P. rest exclusively with its general partner, BEM.

For the year ended December 31, 2009, the Company received $211,000 in investment advisory services per the agreements with BCP and BEM, noted above.

BRENTWOOD
CAPITAL
ADVISORS

Supplemental Information
December 31, 2009

BRENTWOOD CAPITAL ADVISORS, LLC
Operating Expenses
For the Year Ended December 31, 2009

Salaries and benefits	$ 1,043,066
Advertising and promotion	153,563
Depreciation	19,700
Dues and subscriptions	19,783
Legal and professional	40,550
Licenses, bonds, and fees	300
Insurance	55,888
Miscellaneous	33,527
Office expenses	39,585
Rent	147,589
Repairs and maintenance	9,248
Other taxes	16,587
Telephone	4,795
Travel and entertainment	14,344
Bad debt expense	36
	$ 1,598,561

See Independent Auditor's Report

BRENTWOOD CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2009

Total members' equity	$ 622,442
Less non-allowable assets and haircuts:	
Property and equipment, net	42,958
Note receivable – member	25,000
Other Assets	20,798
Accounts receivable	15,827
Prepaid expenses	836
Total non-allowable assets and haircuts	105,419
Net capital	517,023
Net capital required	5,000
Excess net capital	$ 512,023
Reconciliation with Company's computation (included in Part II of form X-17A-5 as of December 31, 2009)	
Excess as reported in Company's Part II FOCUS report	$ 499,690
Overaccrued accounts payable	12,751
Overstated cash balance	(418)
	$ 512,023

See Independent Auditor's Report

BRENTWOOD CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
December 31, 2009

Not Applicable

BRENTWOOD CAPITAL ADVISORS, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
December 31, 2009

None

PRICE CPAs
CONSULTING • PLANNING • ACCOUNTING

Independent Auditor's Report On Internal Control Required by SEC Rule17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Members
Brentwood Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Brentwood Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration on control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs

Price CPAs, PLLC
February 27, 2009

BRENTWOOD
CAPITAL
ADVISORS

BRENTWOOD CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2009

Table of Contents

SEC Mail Processing Section

MAR 01 2010

Washington, DC 122

	Page
Facing Page – Form X-17A-5, Part III	1-2
Independent Auditor's Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operations and Members' Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7-10
Supplemental Schedules:	
Operating Expenses	11
Computation of Net Capital Under Rule 15c3-1	12
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	13
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	14
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3	15
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit	16
Independent Auditor's Report on Internal Control	17-18

BRENTWOOD
CAPITAL
ADVISORS

Required SIPC Supplemental Report
December 31, 2009

Table of Contents

Independent Accountant's Report on Applying Agreed Upon
Procedures Related to an Entity's Transitional Assessment Reconciliation 1

PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's Transitional Assessment Reconciliation

To the Members of
Brentwood Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for period from April 1, 2009 to December 31, 2009, which were agreed to by Brentwood Capital Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009-March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs

Price CPAs, PLLC
February 26, 2010

PRICE CPAs, PLLC
3825 Bedford Avenue
Suite 202
P.O. Box 150749
Nashville, Tennessee 37215
Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com
A member of the American Institute of Certified Public Accountants